Exhibit 99.5
PRESS RELEASE
Aya Gold & Silver Announces January 2025, Fourth Quarter and Full Year 2024 Production Results

Montreal, Quebec, February 11, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce production of 491,310 ounces (“oz”) of silver (“Ag”) in Q4-2024 at its Zgounder Silver Mine, located in the Kingdom of Morocco. In addition, Aya is pleased to report production of 383,515 oz of Ag, in January 2025.
Select Production Metrics

Production Metrics		Q4-2023	Q4-2024	January 2025
Silver production	oz	450,046	491,310	383,515
Tonnage processed	kt	66,449	113,674	88,868
Silver recovery	%	87	85	87
Mill availability	%	91	88	95
Mine production	t	176,208	102,485	50,403

Production Highlights

●	Silver (“Ag”) production of 491,310 oz in Q4-2024 and 383,515 oz in January 2025, the latter of which represents an increase of 77% over December 2024.

●	Processed 113,310 tonnes (“t”) in Q4-2024 and 88,868t of ore in January 2025, the latter of which represents an increase of 53% over December 2024.

●	Silver recovery of 85% in Q4-2024 and 87% silver recovery in January 2025, the latter of which represents an increase of 6% over December 2024.

●	Combined mill availability of 88% in Q4-2024 and 95% mill availability in January 2025, the latter of which represents an 8% increase compared to December 2024.

●	Mine production of 102,485t in Q4-2024 and 50,403t of ore mined in January 2025, the latter of which represents a 29% increase compared to December 2024, as per Aya’s mine ramp up plan.

"I am pleased to announce Q4-2024 and January 2025 production results, achieving 2024 production guidance and highlighting a significant step-change in output and an 77% month-over-month increase from December 2024 to January 2025. This strong performance is driven by improving recoveries and the successful ramp-up of the new Zgounder plant, which is operating above nameplate capacity, alongside the open pit, which continues to exceed expectations,” stated President & CEO Benoit La Salle. “Month-over-month improvements across the integrated operations at Zgounder reflect disciplined execution and operational strength, positioning us for sustained production growth and record profitability in 2025.”
Q4-2024 and Full Year 2024 Production Metrics

Key Production Metrics		Q4-2024*	FY-2024*
Tonnage processed	t	113,674	358,919
Silver ingots produced	oz	235,227	592,268
Silver in concentrate for sale produced	oz	256,083	1,053,997
Total silver produced	oz	491,310	1,646,265
* 2024 numbers are preliminary and are subject to final adjustment.
In 2024 the new mill was commissioned and reached commercial production in late December 2024. Underground stopes were further defined, and levels down to 1900 were developed. The open pit performed well which gives further flexibility to reach the objective of 3,000 tonnes per day (“tpd”) total mining rate in 2025.
Q4-2024 and Full Year Earnings Release Date
Aya will release its fourth quarter and full year 2024 financial and operational results before market open on March 28, 2025 and will host a conference call shortly afterwards. Details of the call will be released at a later date.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources. Aya’s Moroccan mining assets are complemented by its Tijirit Gold Project in Mauritania, which, subject to the announcement of September 12, 2024, will be developed by Mx2 Mining, a new spinout gold-growth company.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.

For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “continue”, “significant”, “increase”, “potential”, “confirm”, “growth”, “near”, “add”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the continuity of the mineralization and its grade, the potential to increase recoveries and ramp-up and achieve a3,000 tonnes per day mining rate. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2023 Annual Information Form dated March 28, 2024, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.